Exhibit 99.7

PRESS RELEASE

Agreement on Maritime Border Line between Israel and Lebanon:
TotalEnergies Will Launch Exploration Activities on Block 9

Paris, November 15, 2022 – TotalEnergies and its partner ENI have signed, with the State of Israel, a Framework Agreement to implement the agreement on maritime boundary which has been reached between Israel and Lebanon on October 27, 2022.

In Lebanon, TotalEnergies is the operator of the exploration Block 9, and holds a 60% interest, alongside its partner ENI (40%).

Following the signature of this Framework Agreement, the Block 9 partners will initiate the exploration of an already identified prospect which might extend both in Block 9 and into Israel waters South of the recently established Maritime Border Line.

Preparation of exploration activities starts now with the mobilization of the teams, the purchase of required equipment and the procurement of a drilling rig.

“TotalEnergies, as the operator of block 9, is proud to be associated with the peaceful definition of a maritime border between Israel and Lebanon. By bringing our expertise in offshore exploration, we will respond to the request of both countries to assess the materiality of hydrocarbon resources and production potential in this area”, said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).